 THE
MERGER
   FUND®

October 14, 2008

Dear Fellow Shareholder:

In a quarter when most equity funds sank deeper into the red, The Merger Fund® managed to show a solid profit.  For the three months ended September 30, the Fund’s NAV rose from $14.54 to $14.79, a gain of 1.7%.  By way of comparison, the S&P 500 fell 9.0%, while the average equity-oriented mutual fund was down 10.2%.

Faced with one of the most turbulent periods in U.S. financial history, our portfolio-management team placed even greater emphasis on managing risk.  Not only did we want to preserve capital–always one of our principal investment objectives–but we also wanted  to maintain sufficient buying power to allow us to add to the Fund’s arbitrage holdings when presented with compelling opportunities created by the market turmoil.  Our risk-management efforts included taking advantage of higher stock prices earlier in the quarter to eliminate several holdover positions from previously failed deals.  We also became increasingly selective in our purchases, especially with respect to “pre-deal” situations.  For the most part, our third-quarter investments were limited to fully funded strategic acquisitions involving highly motivated buyers.  And we continued to employ both deal-specific and portfolio-level hedges to control risk and even out our returns.

Despite chaotic conditions in the financial markets, none of our deals that were subject to definitive merger agreements were called off or renegotiated during the September quarter.  However, our performance was affected by the decision of one would-be acquirer to drop its hostile offer in the face of continued opposition from the target company’s management.  Also, arbitrage spreads on a number of other deals in the Fund’s portfolio widened significantly owing to general investor skittishness and indiscriminate selling by over-leveraged hedge funds.  Even with these headwinds, 23 of our holdings showed meaningful gains in the July-September period, almost double the number–12–that posted material losses.  Although the 1.7% increase in the Fund’s NAV last quarter still left us down 4.3% for the fiscal year ended September 30 and down 1.5% for the first nine months of 2008, we are encouraged by the way we finished the period and by the upside potential currently embedded in the Fund’s portfolio.

Toxic Chemistry (Part II)

In last quarter’s letter we wrote about the attempt by Hexion Specialty Chemicals, a unit of Apollo Management, to get out of its July 2007 agreement to acquire industry-rival Huntsman Corp. for $28 a share, or $6.5 billion.  This transaction had been negotiated during the waning days of the private-equity boom, when banks were still willing to provide large amounts of low-cost funding for highly leveraged deals.  As discussed previously, Hexion, having come down with a bad case of buyer’s remorse, claimed in June of this year that it was no longer required to complete the acquisition because Huntsman’s business had experienced a “material adverse change,” or MAC.  Hexion also claimed that the combined company would be so overloaded with debt as to be insolvent, an outcome that would violate one of the conditions that banks routinely put in their financing agreements.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Huntsman’s senior managers, some of whom had purchased more of the company’s shares only weeks earlier on the assumption that they had a “rock solid” commitment from Apollo to close the transaction, were both stunned and angered by this turn of events, and they hired high-powered legal talent to defeat what appeared to be a transparent effort by Apollo to extricate itself from an overpriced acquisition.  The parties’ claims and counterclaims were heard last month by Vice Chancellor Lamb of the Delaware Chancery Court, the country’s preeminent forum for resolving corporate legal disputes.  For its part, Huntsman argued that its year-to-date operating results, while admittedly weaker than it had projected in July of 2007, should not have been a surprise to the buyer given the inherent cyclicality of the chemical industry and Hexion’s own struggles with sharply higher energy and feedstock costs.  Huntsman also argued that its 2008 performance was consistent with the ups and downs the company had experienced in recent years and that, in any event, its results were not materially worse than those posted by other industry participants.  The significance of this last point is that under the terms of the merger agreement, only performance that was disproportionately poor relative to Huntsman’s peer group could constitute a MAC.

Judge Lamb also heard arguments on the issue of solvency.  In May Apollo had secretly retained Duff & Phelps, a financial advisory firm, to do an analysis of the merged entity’s debt capacity.  Not surprisingly, Duff & Phelps had reported back to its client that if Hexion were forced to pay $6.5 billion to acquire Huntsman, the new company would essentially be bankrupt from day one.  At trial, Huntsman produced its own expert, who testified that most of the key inputs to the Duff & Phelps solvency analysis had been provided by Hexion–Duff & Phelps never consulted with Huntsman–and that the buyer’s overly pessimistic assumptions, especially for Huntsman’s business going forward, tainted the entire exercise.  This same expert witness opined that the combined entity would comfortably pass the solvency test.

Finally, Huntsman claimed that Hexion had repeatedly breached its obligation under the merger agreement to use its “reasonable best efforts” to consummate the transaction.  What other would-be acquirer, Huntsman asked, has ever publicly raised the specter of bankruptcy during the pendency of a deal?  Instead of approaching Huntsman in a good-faith effort to address its new-found concerns about the transaction, Hexion chose to go public with its dire forecast.  Both Hexion and Apollo had to know that any claim of insolvency would spook the banks and jeopardize the financing for the deal.  In another example of failure to use “reasonable best efforts,” Huntsman argued that Hexion had deliberately delayed obtaining antitrust clearance, apparently hoping to stall the transaction until the deal’s termination date.

Vice Chancellor Lamb’s 90-page decision in this case, issued at the end of September, was a thing of beauty, at least for Huntsman and the arbitrage community.  The judge ruled that Huntsman had not experienced a MAC and that Hexion had “knowingly and intentionally” breached its obligations under the merger agreement.  He ordered Hexion “to consummate the merger in the most expeditious manner practical” and also ruled that any subsequent damage award resulting from Hexion’s failure to close the transaction would not be capped at $325 million, the deal’s termination fee–meaning that it could be in the billions.

Subsequent to the ruling, Apollo has agreed to invest $540 million in equity to help facilitate the takeover.  Whether this proposed capital infusion is enough to satisfy the banks–which would rather not fund any deal at this point–is an open question.  Although we don’t know whether this transaction can be put back together at a mutually acceptable price, we do know that Huntsman’s shareholders, including The Merger Fund, won’t come away empty handed.

Other Winners

Huntsman was the Fund’s most profitable holding last quarter, but it wasn’t our only major winner.  The Fund did almost as well on its investments in Energy East Corp., the New England utility, which received final approval for its acquisition by Spain’s Iberdrola after New York politicians helped persuade state regulators that the deal would be good for New York’s economy; and BCE, the parent of Bell Canada, which saw its shares move higher when the buyout group, lenders and the company agreed to slightly modified deal terms in order to make the transaction less of a money loser for the banks.  The Fund also had nice gains in Wm. Wrigley, the gum company, whose $22 billion all-cash deal with candymaker Mars–and Warren Buffett–was completed despite a very challenging lending environment; Nationwide Financial Services, whose minority shareholders will receive a sweetened buyout price from the company’s 81% owner, Northwestern Mutual; and Anheuser-Busch, which dropped its opposition to InBev’s unsolicited takeover attempt after the Belgian brewer raised its per-share offer from $65 to $70.

New Investments

Global M&A activity, especially in the U.S., was surprisingly resilient in the September quarter.  Worldwide merger volume rose 1% from year-earlier levels, while domestic volume was up over 25%.  Deal quality remains high.  Recent additions to the Fund’s portfolio include Barr Pharmaceuticals Inc., a generic drug company, which has agreed to be acquired by industry-leader Teva Pharmaceutical Industries Ltd., based in Israel; UST Inc., a maker of smokeless tobacco products, to become part of Altria Group, Inc., formerly known as Philip Morris; Philadelphia Consolidated Holding Corp., a provider of commercial property and casualty insurance, to be purchased by Japan’s Tokio Marine Holdings, Inc.; Fording Canadian Coal Trust, being merged into Canadian miner Teck Cominco Ltd.; ImClone Systems Inc., the biotechnology company controlled by billionaire Carl Icahn, which rejected a takeover offer from 17%-holder Bristol-Myers Squibb Co. to pursue a much richer $6.5 billion deal with Eli Lilly & Co.; Foundry Networks, Inc., a manufacturer of routers, switches and other networking products, to merge with Brocade Communications Systems, Inc.; and Hercules Inc., a producer of specialty chemicals, in a merger pact with another mid-sized chemical company, Ashland Inc.

Other new deals that are subject to definitive agreements include Origin Energy Ltd., an Australian utility that controls the country’s largest reserves of coal-seam gas, which turned down a takeover offer from BG Group plc in favor of monetizing its gas reserves by selling a 50% interest in a gas-to-LNG project to ConocoPhillips for more than $5 billion; Ciba Holdings AG, a German chemical company, to be acquired by BASF SE, also based in Germany and the world’s largest chemical producer; British Energy Group plc, a U.K. utility that relies on nuclear power to produce most of its electricity, soon to become part of state-controlled Electricité de France, the world’s largest operator of nuclear plants; and Union Fenosa, S.A., a Spanish producer and distributor of electricity and natural gas, to be purchased by Gas Natural SDG, S.A., another Spanish utility.

In the pre-deal category, the Fund has established positions in Genentech, Inc., a major biotechnology company, whose 56% holder, Germany’s Roche Holding AG, has offered to buy out the public shareholders for $89 a share, or $42 billion, a price that appears to undervalue Genentech’s formidable portfolio of drugs that target cancer and diseases of the immune system; SanDisk Corp., a supplier of memory cards for digital cameras and other electronic devices, the target of an unsolicited takeover offer from Korea’s Samsung Electronics Co.; and Alpharma Inc., a specialty pharmaceutical company with strong positions in pain-management drugs and animal-health products, which has put itself on the auction block after receiving two unsolicited offers from King Pharmaceuticals, Inc.  The Merger Fund® currently holds positions in 41 arbitrage situations and is fully invested.

Finally, The Merger Fund® will soon have a website (www.mergerfund.com).  It’s about time, you might say, but those of us who still do our writing on a legal pad have not been in a rush to get into cyberspace.  These letters will continue to be our principal means of communicating with shareholders, but the website will be an additional tool to help keep you informed of what and how we’re doing.  We plan to go live November 1.

Sincerely,

Frederick W. Green
President

P.S. As we write this letter, the market is attempting to recover from a massive sell-off in the first 10 days of October.  The Merger Fund® held up relatively well during this period and has bounced back nicely, leaving the Fund’s NAV only modestly below quarter-end levels.

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.

 THE
MERGER
   FUND®
October 14, 2008

Dear Fellow Shareholder:

In a quarter when most equity funds sank deeper into the red, The Merger Fund® managed to show a solid profit.  For the three months ended September 30, the Fund’s NAV rose from $14.54 to $14.79, a gain of 1.7%.  By way of comparison, the S&P 500 fell 9.0%, while the average equity-oriented mutual fund was down 10.2%.*

Faced with one of the most turbulent periods in U.S. financial history, our portfolio-management team placed even greater emphasis on managing risk.  Not only did we want to preserve capital–always one of our principal investment objectives–but we also wanted  to maintain sufficient buying power to allow us to add to the Fund’s arbitrage holdings when presented with compelling opportunities created by the market turmoil.  Our risk-management efforts included taking advantage of higher stock prices earlier in the quarter to eliminate several holdover positions from previously failed deals.  We also became increasingly selective in our purchases, especially with respect to “pre-deal” situations.  For the most part, our third-quarter investments were limited to fully funded strategic acquisitions involving highly motivated buyers.  And we continued to employ both deal-specific and portfolio-level hedges to control risk and even out our returns.

Despite chaotic conditions in the financial markets, none of our deals that were subject to definitive merger agreements were called off or renegotiated during the September quarter.  However, our performance was affected by the decision of one would-be acquirer to drop its hostile offer in the face of continued opposition from the target company’s management.  Also, arbitrage spreads on a number of other deals in the Fund’s portfolio widened significantly owing to general investor skittishness and indiscriminate selling by over-leveraged hedge funds.  Even with these headwinds, 23 of our holdings showed meaningful gains in the July-September period, almost double the number–12–that posted material losses.  Although the 1.7% increase in the Fund’s NAV last quarter still left us down 4.3% for the fiscal year ended September 30 and down 1.5% for the first nine months of 2008, we are encouraged by the way we finished the period and by the upside potential currently embedded in the Fund’s portfolio.

Toxic Chemistry (Part II)

In last quarter’s letter we wrote about the attempt by Hexion Specialty Chemicals, a unit of Apollo Management, to get out of its July 2007 agreement to acquire industry-rival Huntsman Corp. for $28 a share, or $6.5 billion.  This transaction had been negotiated during the waning days of the private-equity boom, when banks were still willing to provide large amounts of low-cost funding for highly leveraged deals.  As discussed previously, Hexion, having come down with a bad case of buyer’s remorse, claimed in June of this year that it was no longer required to complete the acquisition because Huntsman’s business had experienced a “material adverse change,” or MAC.  Hexion also claimed that the combined company would be so overloaded with debt as to be insolvent, an outcome that would violate one of the conditions that banks routinely put in their financing agreements.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc.  •  100 Summit Lake Drive  •  Valhalla  •  New York 10595
(914) 741-5600  •  Fax (914) 741-5737

Huntsman’s senior managers, some of whom had purchased more of the company’s shares only weeks earlier on the assumption that they had a “rock solid” commitment from Apollo to close the transaction, were both stunned and angered by this turn of events, and they hired high-powered legal talent to defeat what appeared to be a transparent effort by Apollo to extricate itself from an overpriced acquisition.  The parties’ claims and counterclaims were heard last month by Vice Chancellor Lamb of the Delaware Chancery Court, the country’s preeminent forum for resolving corporate legal disputes.  For its part, Huntsman argued that its year-to-date operating results, while admittedly weaker than it had projected in July of 2007, should not have been a surprise to the buyer given the inherent cyclicality of the chemical industry and Hexion’s own struggles with sharply higher energy and feedstock costs.  Huntsman also argued that its 2008 performance was consistent with the ups and downs the company had experienced in recent years and that, in any event, its results were not materially worse than those posted by other industry participants.  The significance of this last point is that under the terms of the merger agreement, only performance that was disproportionately poor relative to Huntsman’s peer group could constitute a MAC.

Judge Lamb also heard arguments on the issue of solvency.  In May Apollo had secretly retained Duff & Phelps, a financial advisory firm, to do an analysis of the merged entity’s debt capacity.  Not surprisingly, Duff & Phelps had reported back to its client that if Hexion were forced to pay $6.5 billion to acquire Huntsman, the new company would essentially be bankrupt from day one.  At trial, Huntsman produced its own expert, who testified that most of the key inputs to the Duff & Phelps solvency analysis had been provided by Hexion–Duff & Phelps never consulted with Huntsman–and that the buyer’s overly pessimistic assumptions, especially for Huntsman’s business going forward, tainted the entire exercise.  This same expert witness opined that the combined entity would comfortably pass the solvency test.

Finally, Huntsman claimed that Hexion had repeatedly breached its obligation under the merger agreement to use its “reasonable best efforts” to consummate the transaction.  What other would-be acquirer, Huntsman asked, has ever publicly raised the specter of bankruptcy during the pendency of a deal?  Instead of approaching Huntsman in a good-faith effort to address its new-found concerns about the transaction, Hexion chose to go public with its dire forecast.  Both Hexion and Apollo had to know that any claim of insolvency would spook the banks and jeopardize the financing for the deal.  In another example of failure to use “reasonable best efforts,” Huntsman argued that Hexion had deliberately delayed obtaining antitrust clearance, apparently hoping to stall the transaction until the deal’s termination date.

Vice Chancellor Lamb’s 90-page decision in this case, issued at the end of September, was a thing of beauty, at least for Huntsman and the arbitrage community.  The judge ruled that Huntsman had not experienced a MAC and that Hexion had “knowingly and intentionally” breached its obligations under the merger agreement.  He ordered Hexion “to consummate the merger in the most expeditious manner practical” and also ruled that any subsequent damage award resulting from Hexion’s failure to close the transaction would not be capped at $325 million, the deal’s termination fee–meaning that it could be in the billions.

Subsequent to the ruling, Apollo has agreed to invest $540 million in equity to help facilitate the takeover.  Whether this proposed capital infusion is enough to satisfy the banks–which would rather not fund any deal at this point–is an open question.  Although we don’t know whether this transaction can be put back together at a mutually acceptable price, we do know that Huntsman’s shareholders, including The Merger Fund, won’t come away empty handed.

Other Winners

Huntsman was the Fund’s most profitable holding last quarter, but it wasn’t our only major winner.  The Fund did almost as well on its investments in Energy East Corp., the New England utility, which received final approval for its acquisition by Spain’s Iberdrola after New York politicians helped persuade state regulators that the deal would be good for New York’s economy; and BCE, the parent of Bell Canada, which saw its shares move higher when the buyout group, lenders and the company agreed to slightly modified deal terms in order to make the transaction less of a money loser for the banks.  The Fund also had nice gains in Wm. Wrigley, the gum company, whose $22 billion all-cash deal with candymaker Mars–and Warren Buffett–was completed despite a very challenging lending environment; Nationwide Financial Services, whose minority shareholders will receive a sweetened buyout price from the company’s 81% owner, Northwestern Mutual; and Anheuser-Busch, which dropped its opposition to InBev’s unsolicited takeover attempt after the Belgian brewer raised its per-share offer from $65 to $70.

New Investments

Global M&A activity, especially in the U.S., was surprisingly resilient in the September quarter.  Worldwide merger volume rose 1% from year-earlier levels, while domestic volume was up over 25%.  Deal quality remains high.  Recent additions to the Fund’s portfolio include Barr Pharmaceuticals Inc., a generic drug company, which has agreed to be acquired by industry-leader Teva Pharmaceutical Industries Ltd., based in Israel; UST Inc., a maker of smokeless tobacco products, to become part of Altria Group, Inc., formerly known as Philip Morris; Philadelphia Consolidated Holding Corp., a provider of commercial property and casualty insurance, to be purchased by Japan’s Tokio Marine Holdings, Inc.; Fording Canadian Coal Trust, being merged into Canadian miner Teck Cominco Ltd.; ImClone Systems Inc., the biotechnology company controlled by billionaire Carl Icahn, which rejected a takeover offer from 17%-holder Bristol-Myers Squibb Co. to pursue a much richer $6.5 billion deal with Eli Lilly & Co.; Foundry Networks, Inc., a manufacturer of routers, switches and other networking products, to merge with Brocade Communications Systems, Inc.; and Hercules Inc., a producer of specialty chemicals, in a merger pact with another mid-sized chemical company, Ashland Inc.

Other new deals that are subject to definitive agreements include Origin Energy Ltd., an Australian utility that controls the country’s largest reserves of coal-seam gas, which turned down a takeover offer from BG Group plc in favor of monetizing its gas reserves by selling a 50% interest in a gas-to-LNG project to ConocoPhillips for more than $5 billion; Ciba Holdings AG, a German chemical company, to be acquired by BASF SE, also based in Germany and the world’s largest chemical producer; British Energy Group plc, a U.K. utility that relies on nuclear power to produce most of its electricity, soon to become part of state-controlled Electricité de France, the world’s largest operator of nuclear plants; and Union Fenosa, S.A., a Spanish producer and distributor of electricity and natural gas, to be purchased by Gas Natural SDG, S.A., another Spanish utility.

In the pre-deal category, the Fund has established positions in Genentech, Inc., a major biotechnology company, whose 56% holder, Germany’s Roche Holding AG, has offered to buy out the public shareholders for $89 a share, or $42 billion, a price that appears to undervalue Genentech’s formidable portfolio of drugs that target cancer and diseases of the immune system; SanDisk Corp., a supplier of memory cards for digital cameras and other electronic devices, the target of an unsolicited takeover offer from Korea’s Samsung Electronics Co.; and Alpharma Inc., a specialty pharmaceutical company with strong positions in pain-management drugs and animal-health products, which has put itself on the auction block after receiving two unsolicited offers from King Pharmaceuticals, Inc.  The Merger Fund® currently holds positions in 41 arbitrage situations and is fully invested.

Finally, The Merger Fund® will soon have a website (www.mergerfund.com).  It’s about time, you might say, but those of us who still do our writing on a legal pad have not been in a rush to get into cyberspace.  These letters will continue to be our principal means of communicating with shareholders, but the website will be an additional tool to help keep you informed of what and how we’re doing.  We plan to go live November 1.

Sincerely,

Frederick W. Green
President

P.S. As we write this letter, the market is attempting to recover from a massive sell-off in the first 10 days of October.  The Merger Fund® held up relatively well during this period and has bounced back nicely, leaving the Fund’s NAV only modestly below quarter-end levels.

*The Merger Fund’s returns versus the S&P 500 Index.

	1 year	3 year	5 year	10 year
The Merger Fund	(4.32)%	3.49%	3.66%	6.30%
S&P 500 Index	(21.98)%	0.22%	5.17%	3.06%

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund's share price and return will vary, and investors may have a gain or loss when they redeem their shares.